UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUALSCOPICS, INC.

(Name of Subject Company)

VIRTUALSCOPICS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

Series A Convertible Preferred Stock, par value $0.001 per share

Series B Convertible Preferred Stock, par value $0.001 per share

Series C-1 Convertible Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 928269-208 (Common Stock)

(CUSIP Number of Class of Securities)

Eric T. Converse

President and Chief Executive Officer

VirtualScopics, Inc.

500 Linden Oaks

Rochester, New York 14625

(585) 249-6231

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory W. Gribben, Esq.

Sean D. Jensen, Esq.

Woods Oviatt Gilman LLP

700 Crossroads Building, 2 State Street

Rochester, New York

(585) 987-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by VirtualScopics, Inc. (“VirtualScopics”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BioTelemetry Research Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (“Parent”), to purchase for cash (i) all outstanding shares of common stock of VirtualScopics, par value $0.001 per share (the “Common Shares”), at a purchase price of $4.05 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series A Preferred Shares”), at a purchase price of $336.30 per Series A Preferred Share (the “Series A Offer Price”), (iii) all outstanding shares of Series B Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series B Preferred Shares”), at a purchase price of $336.30 per Series B Preferred Share (the “Series B Offer Price”), and (iv) all outstanding shares of Series C-1 Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series C-1 Preferred Shares,” and collectively with the Common Shares, the Series A Preferred Shares and the Series B Preferred Shares, the “Shares”), at a purchase price of $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”) in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 8, 2016, and as set forth in the Offer to Purchase, dated April 8, 2016 (as amended and supplemented from time to time), and in the related Letter of Transmittal (as amended and supplemented from time to time), copies of which are incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection at the end of the sections with the heading “Item 8. Additional Information” of the Schedule 14D-9.

Expiration of the Offer; Completion of the Merger

“The Offer expired as scheduled at 5:00 p.m., New York City time, on Monday, May 9, 2016, and was not extended. American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”) has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 1,968,869 Common Shares, 1,600 Series A Preferred Shares, 600 Series B Preferred Shares and 3,000 Series C-1 Preferred Shares were validly tendered in, and not properly withdrawn from, the Offer (excluding Shares delivered by Notice of Guaranteed Delivery for which certificates were not yet delivered), representing approximately 68.6% of the outstanding voting power of the Shares and 100% of the outstanding Series C-1 Preferred Shares. Additionally, Notices of Guaranteed Delivery have been received with respect to approximately 35,594 Common Shares.

The number of Shares tendered in the Offer satisfies the Minimum Tender Conditions and all of the other conditions to the Offer have been satisfied. Accordingly, the Purchaser has accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer (including all Shares delivered through Notices of Guaranteed Delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Subject to the terms of the Merger Agreement, Parent expects to effect the Merger of Purchaser with and into VirtualScopics as promptly as practicable pursuant to the Merger Agreement and in accordance with Section 251(h) of the DGCL, without a vote of the stockholders of VirtualScopics, with VirtualScopics continuing on as the surviving corporation and wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding and not purchased in the Offer (other than Shares owned by (i) VirtualScopics, Parent or Purchaser, or any other subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of VirtualScopics, which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares) will be automatically canceled and converted into the right to receive, as applicable, (A) the Common Offer Price in cash, (B) the Series A Offer Price in cash, (C) the Series B Offer Price in cash, or (D) the Series C-1 Offer Price in cash, in each case, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, Parent intends to cause all Common Shares of VirtualScopics to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act.

On May 10, 2016, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(I)	Press Release issued by BioTelemetry, Inc. on May 10, 2016, announcing expiration and results of the Tender Offer (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO filed by BioTelemetry Research Acquisition Corporation and BioTelemetry, Inc. with the Securities and Exchange Commission on May 10, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2016	VirtualScopics, Inc. By: /s/ Eric T. Converse Name: Eric T. Converse Title: President and Chief Executive Officer